SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  January 2010

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1

Securities purchase agreement dated January 11, 2010, among Hydrogenics Corporation, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (including form of warrants) (incorporated by reference into Hydrogenics Corporation’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2009 and declared effective by the SEC on December 31, 2009)

99.2	Press release dated January 11, 2010 announcing a registered direct offering
99.3	Material change report dated January 12, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2010

HYDROGENICS CORPORATION

By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer